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                              ATLAS RESOURCES, INC.
                                 311 Rouser Road
                        Moon Township, Pennsylvania 15108
                                 (412) 262-2830



                                  March 1, 2006



ELECTRONIC FILING
-----------------

Mr. H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N. W.
Washington, DC 20549

         RE: Withdrawal of Amendment to Registration Statement filed by Atlas America Public #15-2005 Program on February 27, 2006 SEC File No. 333-127355
                  ----------------------------------------------------------

Dear Mr. Schwall:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Atlas America Public #15-2005 Program (the "Registrant") hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant's Post-Effective Amendment No. 1 to its Registration Statement on S-1 (No. 333-127355) filed on February 27, 2006, together with all exhibits thereto, hereinafter collectively referred to as the "Post-Effective Amendment." The Post-Effective Amendment is being withdrawn because it should have been, and will be, filed under Form Type: POS AM. The Registrant states that the Post-Effective Amendment has not been declared effective and no securities have been sold in connection with the filing of the Post-Effective Amendment.

         The Registrant requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

         Please forward copies of the order consenting to the withdrawal of the Post-Effective Amendment to the undersigned at Atlas Resources, Inc., 311 Rouser Road, P.O. Box 611, Moon Township, Pennsylvania 15108 Fax: (412)262-2820, and Gerald A. Bollinger, Kunzman & Bollinger, Inc., 5100 N. Brookline, Suite 600, Oklahoma City, Oklahoma 73112 Fax: (405)942-3527.

         Please direct any questions regarding this application for withdrawal to Gerald A. Bollinger, of Kunzman & Bollinger, Inc., legal counsel to the Registrant, at (405) 942-3501.



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ATLAS RESOURCES, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
March 1, 2006
Page 2

                            ATLAS AMERICA Public #15-2005 PROGRAM
                            (Registrant)

                            By:  Atlas Resources, Inc.
                                 Managing General Partner

                            By:  /s/ Jack L. Hollander
                                 -------------------------------------------
                                 Jack L. Hollander, Senior Vice President -
                                 Direct Participation Programs